UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Hall of Fame Resort & Entertainment Company

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

40619L102

(CUSIP Number)

Dean Sussman, Esq.

Fainsbert Mase Brown & Sussman, LLP

11111 Santa Monica Boulevard, Suite 810

Los Angeles, California 90025

Phone: (310) 473-6400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 29, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40619L102	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON IRG Canton Village Manager, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 18,485,230 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 18,485,230 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,485,230 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.0% (1)
14	TYPE OF REPORTING PERSON OO

(1)	For purposes of this Amendment No. 1, the percentage reported is based on the following:

●	The numerator consists of a total of 18,485,230 shares of the Issuer’s Common Stock, representing (a) HOFV’s beneficial ownership of 15,027,837 shares of the Issuer’s Common Stock, plus (b) 3,457,393 shares of the Issuer’s Common Stock issuable to HOFV if HOFV exercises the HOFV Warrants (defined in Item 3 of the Original Schedule 13D).
●	The denominator consists of a total of 68,431,268 shares of the Issuer’s Common Stock, representing (i) 64,091,266 shares of the Issuer’s Common Stock outstanding immediately following the closing of the Private Placement (defined in Item 3 of this Amendment No. 1), as reported in the Form 8-K filed by the Issuer with the Securities and Exchange Commission (“SEC”) on December 30, 2020, plus (ii) 3,457,393 shares of the Issuer’s Common Stock issuable to HOFV if HOFV exercises the HOFV Warrants, plus (iii) 782,609 shares of the Issuer’s Common Stock issuable to CH Capital Lending if CH Capital Lending exercises its conversion option under the CH Capital Convertible Note (defined in Item 3 of the Original Schedule 13D), plus (iv) 100,000 shares of the Issuer’s Common Stock issuable to Stuart Lichter if he exercises the Lichter New Warrants (defined in Item 3 of this Amendment No. 1).
●	“CH Capital Lending” means CH Capital Lending, LLC, a Delaware limited liability company.
●	“Common Stock” means the Common Stock, par value $0.0001 per share, of the Issuer.
●	“HOFV” means HOF Village, LLC, a Delaware limited liability company.
●	“Issuer” means Hall of Fame Resort & Entertainment Company, a Delaware corporation.

CUSIP No. 40619L102	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON IRG Canton Village Member, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 18,485,230 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 18,485,230 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,485,230 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.0% (1)
14	TYPE OF REPORTING PERSON OO

(1)	For purposes of this Amendment No. 1, the percentage reported is based on the following:

●	The numerator consists of a total of 18,485,230 shares of the Issuer’s Common Stock, representing (a) HOFV’s beneficial ownership of 15,027,837 shares of the Issuer’s Common Stock, plus (b) 3,457,393 shares of the Issuer’s Common Stock issuable to HOFV if HOFV exercises the HOFV Warrants (defined in Item 3 of the Original Schedule 13D).
●	The denominator consists of a total of 68,431,268 shares of the Issuer’s Common Stock, representing (i) 64,091,266 shares of the Issuer’s Common Stock outstanding immediately following the closing of the Private Placement (defined in Item 3 of this Amendment No. 1), as reported in the Form 8-K filed by the Issuer with the Securities and Exchange Commission (“SEC”) on December 30, 2020, plus (ii) 3,457,393 shares of the Issuer’s Common Stock issuable to HOFV if HOFV exercises the HOFV Warrants, plus (iii) 782,609 shares of the Issuer’s Common Stock issuable to CH Capital Lending if CH Capital Lending exercises its conversion option under the CH Capital Convertible Note (defined in Item 3 of the Original Schedule 13D), plus (iv) 100,000 shares of the Issuer’s Common Stock issuable to Stuart Lichter if he exercises the Lichter New Warrants (defined in Item 3 of this Amendment No. 1).
●	“CH Capital Lending” means CH Capital Lending, LLC, a Delaware limited liability company.
●	“Common Stock” means the Common Stock, par value $0.0001 per share, of the Issuer.
●	“HOFV” means HOF Village, LLC, a Delaware limited liability company.
●	“Issuer” means Hall of Fame Resort & Entertainment Company, a Delaware corporation.

CUSIP No. 40619L102	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON American Capital Center, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 407,479 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 407,479 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 407,479 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6% (1)
14	TYPE OF REPORTING PERSON OO

(1)	For purposes of this Amendment No. 1, the percentage reported is based on the following:

●	The numerator consists of American Capital Center, LLC’s beneficial ownership of 407,479 shares of the Issuer’s Common Stock.
●	The denominator consists of a total of 68,431,268 shares of the Issuer’s Common Stock, representing (i) 64,091,266 shares of the Issuer’s Common Stock outstanding immediately following the closing of the Private Placement (defined in Item 3 of this Amendment No. 1), as reported in the Form 8-K filed by the Issuer with the Securities and Exchange Commission (“SEC”) on December 30, 2020, plus (ii) 3,457,393 shares of the Issuer’s Common Stock issuable to HOFV if HOFV exercises the HOFV Warrants (defined in Item 3 of the Original Schedule 13D), plus (iii) 782,609 shares of the Issuer’s Common Stock issuable to CH Capital Lending if CH Capital Lending exercises its conversion option under the CH Capital Convertible Note (defined in Item 3 of the Original Schedule 13D), plus (iv) 100,000 shares of the Issuer’s Common Stock issuable to Stuart Lichter if he exercises the Lichter New Warrants (defined in Item 3 of this Amendment No. 1).
●	“CH Capital Lending” means CH Capital Lending, LLC, a Delaware limited liability company.
●	“Common Stock” means the Common Stock, par value $0.0001 per share, of the Issuer.
●	“HOFV” means HOF Village, LLC, a Delaware limited liability company.
●	“Issuer” means Hall of Fame Resort & Entertainment Company, a Delaware corporation.

CUSIP No. 40619L102	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON CH Capital Lending, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 15,910,988 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 15,910,988 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,910,988 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3% (1)
14	TYPE OF REPORTING PERSON OO

(1)	For purposes of this Amendment No. 1, the percentage reported is based on the following:

●	The numerator consists of a total of 15,910,988 shares of the Issuer’s Common Stock, representing (a) CH Capital Lending’s beneficial ownership of 15,128,379 shares of the Issuer’s Common Stock, plus (b) 782,609 shares of the Issuer’s Common Stock issuable to CH Capital Lending if CH Capital Lending exercises its conversion option under the CH Capital Convertible Note (defined in Item 3 of the Original Schedule 13D).
●	The denominator consists of a total of 68,431,268 shares of the Issuer’s Common Stock, representing (i) 64,091,266 shares of the Issuer’s Common Stock outstanding immediately following the closing of the Private Placement (defined in Item 3 of this Amendment No. 1), as reported in the Form 8-K filed by the Issuer with the Securities and Exchange Commission (“SEC”) on December 30, 2020, plus (ii) 3,457,393 shares of the Issuer’s Common Stock issuable to HOFV if HOFV exercises the HOFV Warrants (defined in Item 3 of the Original Schedule 13D), plus (iii) 782,609 shares of the Issuer’s Common Stock issuable to CH Capital Lending if CH Capital Lending exercises its conversion option under the CH Capital Convertible Note, plus (iv) 100,000 shares of the Issuer’s Common Stock issuable to Stuart Lichter if he exercises the Lichter New Warrants (defined in Item 3 of this Amendment No. 1).
●	“CH Capital Lending” means CH Capital Lending, LLC, a Delaware limited liability company.
●	“Common Stock” means the Common Stock, par value $0.0001 per share, of the Issuer.
●	“HOFV” means HOF Village, LLC, a Delaware limited liability company.
●	“Issuer” means Hall of Fame Resort & Entertainment Company, a Delaware corporation.

CUSIP No. 40619L102	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON Stuart Lichter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 35,003,697 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 35,003,697 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,003,697shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.2% (1)
14	TYPE OF REPORTING PERSON IN

(1)	For purposes of this Amendment No. 1, the percentage reported is based on the following:

●	The numerator consists of a total of 35,003,697 shares of the Issuer’s Common Stock, representing (a) 100,000 shares of the Issuer’s Common Stock beneficially owned by Stuart Lichter, plus (b) 100,000 shares of the Issuer’s Common Stock issuable to Stuart Lichter if he exercises the Lichter New Warrants (defined in Item 3 of this Amendment No. 1), plus (c) 18,485,230 shares of the Issuer’s Common Stock beneficially owned by HOFV, plus (d) 407,479 shares of the Issuer’s Common Stock beneficially owned by American Capital Center, LLC, plus (e) 15,910,988 shares of the Issuer’s Common Stock beneficially owned by CH Capital Lending.
●	The denominator consists of a total of 68,431,268 shares of the Issuer’s Common Stock, representing (i) 64,091,266 shares of the Issuer’s Common Stock outstanding immediately following the closing of the Private Placement (defined in Item 3 of this Amendment No. 1), as reported in the Form 8-K filed by the Issuer with the Securities and Exchange Commission (“SEC”) on December 30, 2020, plus (ii) 3,457,393 shares of the Issuer’s Common Stock issuable to HOFV if HOFV exercises the HOFV Warrants (defined in Item 3 of the Original Schedule 13D), plus (iii) 782,609 shares of the Issuer’s Common Stock issuable to CH Capital Lending if CH Capital Lending exercises its conversion option under the CH Capital Convertible Note (defined in Item 3 of the Original Schedule 13D), plus (iv) 100,000 shares of the Issuer’s Common Stock issuable to Stuart Lichter if he exercises the Lichter New Warrants.
●	“CH Capital Lending” means CH Capital Lending, LLC, a Delaware limited liability company.
●	“Common Stock” means the Common Stock, par value $0.0001 per share, of the Issuer.
●	“HOFV” means HOF Village, LLC, a Delaware limited liability company.
●	“Issuer” means Hall of Fame Resort & Entertainment Company, a Delaware corporation.

CUSIP No. 40619L102	Page 7 of 12 Pages

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 1 (this “Amendment No. 1”) relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Hall of Fame Resort & Entertainment Company, a Delaware corporation (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed by the Reporting Persons on July 14, 2020 (the “Original Schedule 13D”). The address of the principal executive office of the Issuer is 2626 Fulton Drive NW, Canton, Ohio 44718.

Each Item below amends and supplements the information disclosed under the corresponding Item of the Original Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings herein as are ascribed to such terms in the Original Schedule 13D. Information given in response to each Item shall be deemed incorporated by reference in all other Items, as applicable.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

On November 18, 2020, Stuart Lichter purchased from the Issuer, in an underwritten public offering (the “Public Offering”), 100,000 units (the “Units”) at a price of $1.40 per Unit. Each Unit consists of one share of Common Stock and one warrant to purchase one share of Common Stock (each, a “Lichter New Warrant”). The Lichter New Warrants are immediately exercisable at a price of $1.40 per share of Common Stock and expire five years from the date of issuance. The shares of Common Stock purchased by Lichter and the accompanying Lichter New Warrants were purchased together in the Public Offering, but were issued separately.

On December 29, 2020, CH Capital Lending, LLC, a Delaware limited liability company (“CH Capital Lending”), and Industrial Realty Group, LLC, a Nevada limited liability company (“IRG”), entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with the Issuer. A copy of the Securities Purchase Agreement is attached as Exhibit 99.9 hereto and is incorporated herein by reference. Pursuant to the Securities Purchase Agreement, the Issuer sold to CH Capital Lending, in a private placement (the “Private Placement”), 10,813,774 shares of Common Stock (the “CHCL Purchased Shares”), and warrants to purchase 10,036,925 shares of Common Stock (the “CHCL New Warrants”). The aggregate purchase price for the CHCL Purchased Shares and the CHCL New Warrants was $15,239,653.08 (the “Purchase Price”). The Purchase Price was paid in the form of the cancellation in full of certain financial obligations owed by the Issuer and its affiliates to IRG and its affiliates in the amount of the Purchase Price. The CHCL New Warrants are exercisable for a total of 10,036,925 shares of Common Stock at an exercise price of $1.40 per share of Common Stock (subject to customary adjustments). The CHCL New Warrants may be exercised from and after June 29, 2021, subject to certain terms and conditions set forth in the CHCL New Warrants. The CHCL New Warrants, to the extent not exercised, will expire on December 29, 2025. The form of the CHCL New Warrants is attached as Exhibit 99.10 hereto and is incorporated herein by reference.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

The information set forth in Item 3 of this Amendment No. 1 is incorporated herein by reference.

CUSIP No. 40619L102	Page 8 of 12 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a), (b) and (c) of Item 5 of the Original Schedule 13D, with respect to each Reporting Person, are hereby amended and supplemented as follows:

●	The responses of each Reporting Person in Paragraphs (a) and (b) of the Original Schedule 13D are amended and updated to reflect the information contained in Rows 7 through 13 of the cover page with respect to such Reporting Person in this Amendment No. 1, and such information is incorporated herein by reference.

●	Except for (i) Stuart Lichter’s purchase of Units in the Public Offering (as described in Item 3 of this Amendment No. 1) and (ii) CH Capital Lending’s purchase of the CHCL Purchased Shares and the CHCL New Warrants in the Private Placement (as described in Item 3 of this Amendment No. 1), there have been no transactions effected by any Reporting Person in the shares of the Issuer’s Common Stock during the preceding 60 days.

CUSIP No. 40619L102	Page 9 of 12 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

●	In connection with the Public Offering described in Item 3 of this Amendment No. 1, Stuart Lichter, CH Capital Lending and HOFV entered into a lock-up agreement, a form of which is attached as Exhibit 99.11 hereto and is incorporated herein by reference.

●	In connection with the Private Placement described in Item 3 of this Amendment No. 1, (i) CH Capital Lending, IRG, and the Issuer entered into the Securities Purchase Agreement, a copy of which is attached as Exhibit 99.9 hereto and is incorporated herein by reference, and (ii) the Issuer issued to CH Capital Lending the CHCL New Warrants, the form of which is attached as Exhibit 99.10 hereto and is incorporated herein by reference.

CUSIP No. 40619L102	Page 10 of 12 Pages

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Original Schedule 13D is hereby amended and supplemented as follows:

The following documents are filed as appendices and exhibits (or incorporated by reference herein):

Exhibit 99.9:	Securities Purchase Agreement, dated December 29, 2020, between Hall of Fame Resort & Entertainment Company, Industrial Realty Group, LLC and CH Capital Lending, LLC. (incorporated by reference to Exhibit 10.1 to Hall of Fame Resort & Entertainment Company’s Current Report on Form 8-K filed with the SEC on December 30, 2020).

Exhibit 99.10:	Form of Warrant (incorporated by reference to Exhibit 10.2 to Hall of Fame Resort & Entertainment Company’s Current Report on Form 8-K filed with the SEC on December 30, 2020)

Exhibit 99.11:	Form of Lock-Up Agreement (incorporated by reference to Annex I to Exhibit 1.1 to Hall of Fame Resort & Entertainment Company’s Current Report on Form 8-K filed with the SEC on November 19, 2020)

CUSIP No. 40619L102	Page 11 of 12 Pages

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 5th day of January, 2021

IRG Canton Village Manager, LLC,
a Delaware limited liability company

By:	/s/ Stuart Lichter
	Name:	Stuart Lichter
	Title:	President

IRG Canton Village Member, LLC,
a Delaware limited liability company

By:	/s/ Stuart Lichter
	Name:	Stuart Lichter
	Title:	President

American Capital Center, LLC,
a Delaware limited liability company

By:	ADC Ohio Manager, LLC,
a Delaware limited liability company,
its Manager

	By:	/s/ Richard Klein
	Name:	Richard Klein
	Title:	Chief Financial Officer

CUSIP No. 40619L102	Page 12 of 12 Pages

CH Capital Lending, LLC,
a Delaware limited liability company

By:	Holdings SPE Manager, LLC,
a Delaware limited liability company,
its Manager

	By:	/s/ Richard Klein
	Name:	Richard Klein
	Title:	Chief Financial Officer

/s/ Stuart Lichter
Stuart Lichter, an individual